SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________
Commission file number 1-892
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
GOODRICH CORPORATION EMPLOYEES’ SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, NC 28217-4578

REQUIRED INFORMATION
1.	Audited Financial Statements for the Goodrich Corporation Employees’ Savings Plan Including:

The Report of Independent Registered Public Accounting Firm; Statements of Assets Available for Benefits as of December 31, 2006 and 2005; and Statement of Changes in Assets Available for Benefits for the year ended December 31, 2006.

2.	Exhibit 23

Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Goodrich Corporation Benefit Design and Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOODRICH CORPORATION EMPLOYEES’ SAVINGS PLAN

June 22, 2007	/s/ Kevin P. Heslin

Kevin P. Heslin Chairman of Goodrich Corporation Benefit Design and Administration Committee

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Goodrich Corporation Employees’ Savings Plan
December 31, 2006 and 2005, and year ended December 31, 2006 with Report of Independent Registered Public Accounting Firm

Exhibit 23

Goodrich Corporation Employees’ Savings Plan
Audited Financial Statements and Supplemental Schedule
December 31, 2006 and 2005 and
year ended December 31, 2006

REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
Goodrich Corporation
Benefit Design and Administration Committee
We have audited the accompanying statements of net assets available for benefits of Goodrich Corporation Employees’ Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 22, 2007

Goodrich Corporation Employees’ Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets
Investments, at fair value (Note 3)	$1,505,257,914	$1,342,863,603
Contribution receivable — employer	3,514,083	--

Total Assets	1,508,771,997	1,342,863,603

Adjustment from fair value to contract value for fully benefit responsive investment contracts	2,559,051	1,940,378

Net assets available for benefits	$1,511,331,048	$1,344,803,981

See accompanying notes to financial statements.

Goodrich Corporation Employees’ Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions
Investment income:
Interest	$14,667,067
Dividends	48,552,778
Net appreciation in aggregate fair value of investments (Note 3)	92,823,100

156,042,945
Contributions from:
Participants	77,139,738
Goodrich Corporation	29,381,675

106,521,413

Transfer of assets due to plan merger (Note 1)	1,612,232

Total additions	264,176,590

Deductions
Benefit payments	97,402,495
Administrative expenses	499,779

Total deductions	97,902,274

Trust to trust transfers, net (Note 1)	252,751

Net increase	166,527,067

Net assets available for benefits at beginning of year	1,344,803,981

Net assets available for benefits at end of year	$1,511,331,048

See accompanying notes to financial statements.

Goodrich Corporation Employees’ Savings Plan
Notes to Financial Statements
December 31, 2006
1. Description of the Plan
The following description of Goodrich Corporation Employees’ Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all non-bargaining unit employees and substantially all bargaining unit employees of Goodrich Corporation (the “Company”) and all subsidiaries of the Company to which the Plan has been extended. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Effective February 1, 1994, Goodrich Corporation Savings Plan Master Trust (the “Master Trust”) was established to hold the assets of the Plan and the assets of Goodrich Corporation Savings Plan for Wage Employees. On April 5, 2005, all assets, totaling $720,751, of the Goodrich Corporation Savings Plan for Wage Employees were transferred into the Plan. The transferred assets related primarily to the active employees of the Company’s plating operation in Cleveland, Ohio. When the assets of the Goodrich Corporation Savings Plan for Wage Employees were transferred into the Goodrich Corporation Employees’ Savings Plan, the Plan no longer belonged to a Master Trust.
During 2006, the fair value of trust to trust transfers of assets from the Goodrich Corporation Savings Plan for Rohr Employees totaled $252,751, which related to employees moving from Rohr union status to salary status.
Goodrich acquired Sensors Unlimited in November 2005. The employees of Sensors Unlimited continued to participate in the Sensors Unlimited 401(K) Plan until June 30, 2006 at that time they became eligible to participate in the Plan effective July 1, 2006. The assets from the Sensors Unlimited 401(K) Plan merged into the Goodrich Corporation Employees’ Savings Plan on September 1, 2006, and the fair value of assets in the amount of $1,612,232 was transferred to the Fidelity Management Trust Company (the Trustee)
Participation in the Plan
The Plan offers participants the choice of two savings options: an after-tax savings option and a pre-tax, 401(k) savings option. Under the after-tax savings option, participant contributions are subject to federal income taxes, whereas under the pre-tax savings option the participant postpones paying federal income taxes on the amount of contributions deducted from his or her salary until the contributions are withdrawn from the Plan. Participants can elect to participate in either or both of the savings options. Participants can contribute to each of the investment funds under both savings options. Participants age 50 or older can contribute pre-tax “catch-up” contributions to the Plan, subject to limitations.
Contributions
Each employee who elects to become a participant in the Plan may make pre-tax or after-tax contributions up to 25% of their qualified compensation, as defined in the Plan document. Maximum pre-tax participant contributions (which are limited by Internal Revenue Service regulations) were $15,000 for 2006. Highly compensated employees may be limited to contributing a lower percentage than 25% in order to facilitate the Plan’s passing of non-discrimination testing. Participants age 50 or older can contribute pre-tax “catch-up” contributions to the Plan, subject to limitations.
Effective June 1, 2003 the Company match for all non-bargaining employees participating in the Plan was decreased from 100% to 50% on the first 6% of eligible earnings.
In December 2005, the Plan was amended to change the Company match that applies to non-bargaining unit and certain bargaining unit employees hired after 12/31/2005 to 100% of participant contributions up to 6% of pay. In addition, these participants will receive a Company contribution equal to 2% of eligible pay at the end of each Plan year provided they are still employed. This 2% contribution is subject to a 3-year vesting schedule. In addition, non-bargaining unit and certain bargaining unit employees hired prior to 12/31/2005 who elected to freeze pension benefit service, effective 7/1/2006, receive the same match and Company contributions as new hires.

Goodrich Corporation Employees’ Savings Plan
Notes to Financial Statements
December 31, 2006
Vesting Provisions
Participant contributions and earnings thereon are always fully vested. The Company match contribution and other Company contributions made to participant accounts subsequent to December 31, 2001 and earnings thereon are 100% vested. As discussed above, the Plan was amended in December 2005 to provide discretionary contributions, and the additional 2% Company contribution is subject to a 3-year vesting schedule.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the Company’s contributions. The accounts are further adjusted for allocations of the Plan’s investment income or losses and administrative expenses.
The Plan provides for the acceptance of rollover contributions from other plans qualified under the Internal Revenue Code (Code).
Dividends, interest and proceeds from sale of investments in each fund are reinvested in the respective fund.
Benefit Payments
Company contributions made after January 1, 1990, but prior to January 1, 2002, may not be withdrawn until the participant reaches age 55 or upon termination, disability or death. Company matching contributions made on or after January 1, 2002, may not be withdrawn until age 59 1/2 or upon termination, disability or death.
A participant may make an in-service withdrawal of his or her pre-tax contributions upon incurring a financial hardship, subject to certain conditions as set forth in the Plan document.
A participant who elects to withdraw from the Plan is paid the fair value of his or her vested account balance. Distributions from the Company Stock Fund are made in cash or stock. Distributions from the other funds are made in cash.
Forfeiture of Interest
Upon a participant’s separation from service, the portion of investments attributable to contributions made by the Company which have not vested shall remain in such accounts. Such nonvested amounts shall be forfeited on the date which is the earlier of the participant receiving a full distribution of the vested portion of the account balance or 60 consecutive months after separation from service. If the participant is rehired before such forfeiture, the nonvested portion shall remain in the participant’s account.
All amounts forfeited under the Plan will remain in the Plan and be used to reduce future contributions to the Plan by The Company. If the Plan is terminated, any forfeited amounts not yet applied against the Company’s contributions will accrue ratably to the remaining participants in the Plan at the date of termination.
Participant Loans
Participants may borrow against their participant contributions and related earnings as permitted under the Code not to exceed the lesser of $50,000 or 50% of their vested account balance as defined in the Plan document. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing market rates as determined monthly by the Trustee. Principal and interest are paid ratably through monthly payroll deductions. Rates for loans in 2006 ranged from 6.00% to 8.25%.

Goodrich Corporation Employees’ Savings Plan
Notes to Financial Statements
December 31, 2006
Administrative Expenses
Investment management fees and administrative expenses related to recordkeeping are charged against the earnings of the investment funds in which the participants’ funds are invested. Fees for certain transactions, such as withdrawals and loan processing, are charged directly to the account of the participant reporting such a transaction.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue such contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, all participants will become 100% vested and the net assets of the Plan will be distributed to the participants based on the value of their accounts. Since this is an individual account plan, the Pension Benefit Guaranty Corporation does not guarantee any benefits.
The foregoing description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Copies of the Plan document are available from the Human Resource Department of the Company.
2. Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.
As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.
Investment Valuation
The Goodrich Stock Fund is a unitized fund comprised of common stock of Goodrich and short-term cash investments. The unit value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments. Investments in the individual Fidelity mutual funds and investments under the brokerage link are valued at quoted market prices in an active market on the last business day of the Plan year.
The Plan’s investments are stated at fair value, which generally equals the quoted market price on the last business day of the Plan year. The shares of mutual funds are valued at quoted active market prices that represent the net asset value of shares held by the Plan

Goodrich Corporation Employees’ Savings Plan
Notes to Financial Statements
December 31, 2006
at year-end. The contract value of participation units owned in the collective trust fund is based on quoted redemptive values, as determined by the Trustee, on the last business day of the Plan year. The fair value of participation units owned by fund is determined based on the fair value of the underlying fixed income portfolio on the last day of the Plan year. Fixed income securities with a maturity of 61 days or more held by the Funds are valued each day based on readily available market quotations received from independent or affiliated commercial pricing services. Such pricing services will generally provide bid-side quotations.
The loans to participants are valued at their outstanding balance, which approximates fair value. Temporary investments represent investments in short-term fixed income obligations, the fair value of which approximates cost. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2006	2005

JP Morgan Chase & Co. 2A Stable Value Fund	$230,043,091	$212,526,243
Goodrich Corporation 2I Company Stock	220,279,251	239,885,913
The Bank of New York Company, Inc. 2C S&P Index Fund	168,528,027	152,781,283
Fidelity Management & Research Corp Freedom 2020 Fund	95,151,212	77,390,530
T. Rowe Price Group, Inc. 2E Large Cap Growth Fund	69,696,110	72,470,883
During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as determined by quoted market prices by $92,823,100 as follows:

Mutual Funds	$67,412,705
Goodrich Stock Fund	25,410,395

$92,823,100

The Plan’s investment funds included the EnPro Stock Fund, which held shares of EnPro Industries, Inc. common stock that were received in May 2002 in connection with the spin-off of the Company’s Engineered Industrial Products segment. At the time of the spin-off, the Plan advised participants that the EnPro Stock Fund would no longer exist as an investment option in the Plan effective January 1, 2005. Shares of EnPro common stock held in the EnPro Stock Fund at January 1, 2005 were liquidated and the final balance invested in another investment option as determined by the Company.
4. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service dated July 22, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its

Goodrich Corporation Employees’ Savings Plan
Notes to Financial Statements
December 31, 2006
qualification. The Goodrich Corporation Benefit Design and Administration Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
5. Transactions with Parties-in-Interest
The Company pays most legal and all accounting expenses of the Plan. Other than as described above or pursuant to the Trust Agreement with Fidelity Investments, the Plan has had no agreements or transactions with any parties-in-interest that are prohibited transactions under ERISA section 3(14).
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Goodrich Corporation Employees’ Savings Plan
EIN 34-0252680 Plan-002
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2006

	Description of Investment,
	Including Maturity Date, Rate of
Identity of Issuer, Borrower, Lessor or Similar Party	Interest, Par or Maturity Value	Current Value
FIDELITY MANAGEMENT & RESEARCH CORP	FID FIDELITY*	$163,764
FIDELITY MANAGEMENT & RESEARCH CORP	FID PURITAN*	2,671,372
FIDELITY MANAGEMENT & RESEARCH CORP	FID TREND*	2,352
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL COMPUTERS*	87,186
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL ELECTRONICS*	356,462
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL CONS STAPLES*	491,467
FIDELITY MANAGEMENT & RESEARCH CORP	FID VALUE STRATEGIES*	203,833
FIDELITY MANAGEMENT & RESEARCH CORP	FID GINNIE MAE*	370,160
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY MAGELLAN*	25,121,770
FIDELITY MANAGEMENT & RESEARCH CORP	FID CONTRAFUND*	26,877,160
FIDELITY MANAGEMENT & RESEARCH CORP	FID EQUITY INCOME*	2,584,311
FIDELITY MANAGEMENT & RESEARCH CORP	FID GROWTH COMPANY*	513,723
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY INVST GR BD*	734,880
FIDELITY MANAGEMENT & RESEARCH CORP	FID GROWTH & INCOME*	39,014,007
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL SOFTWARE*	540,506
FIDELITY MANAGEMENT & RESEARCH CORP	FID INTERMED BOND*	483,549
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL AIR TRANSPRT*	320,579
FIDELITY MANAGEMENT & RESEARCH CORP	FID CAPITAL & INCOME*	2,039,232
FIDELITY MANAGEMENT & RESEARCH CORP	FID VALUE*	4,642,040
FIDELITY MANAGEMENT & RESEARCH CORP	FID MORTGAGE SEC*	119,442
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL GOLD*	6,622,015
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL BIOTECH*	503,361
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL ENERGY SVCS*	2,442,969
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL INSURANCE*	288,764
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL RETAILING*	141,348
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY GOVT INCOME*	285,727
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL ENERGY*	6,698,107
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL LEISURE*	274,628
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL HEALTHCARE*	1,228,882
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL TECHNOLOGY*	731,597
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL UTILITIES GR*	906,120
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL FINANCIAL*	650,989

	Description of Investment,
	Including Maturity Date, Rate of
Identity of Issuer, Borrower, Lessor or Similar Party	Interest, Par or Maturity Value	Current Value
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL DEFENSE*	3,470,779
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL BROKERAGE*	1,878,631
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL CHEMICAL*	756,936
FIDELITY MANAGEMENT & RESEARCH CORP	FID INDEPENDENCE*	495,958
FIDELITY MANAGEMENT & RESEARCH CORP	FID OTC PORTFOLIO*	26,022
FIDELITY MANAGEMENT & RESEARCH CORP	FID OVERSEAS*	928,080
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL TELECOMM*	472,149
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL HOME FINANCE*	234,692
FIDELITY MANAGEMENT & RESEARCH CORP	FID LEVERAGED CO STK*	10,901,040
FIDELITY MANAGEMENT & RESEARCH CORP	FID EUROPE*	876,735
FIDELITY MANAGEMENT & RESEARCH CORP	FID PACIFIC BASIN*	774,119
FIDELITY MANAGEMENT & RESEARCH CORP	FID REAL ESTATE INVS*	5,926,832
FIDELITY MANAGEMENT & RESEARCH CORP	FID BALANCED*	4,505,481
FIDELITY MANAGEMENT & RESEARCH CORP	FID INTL DISCOVERY*	3,104,109
FIDELITY MANAGEMENT & RESEARCH CORP	FID CAP APPRECIATION*	1,567,756
FIDELITY MANAGEMENT & RESEARCH CORP	FID CONVERTIBLE SEC*	547,269
FIDELITY MANAGEMENT & RESEARCH CORP	FID CANADA*	5,394,676
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY UTILITIES*	726,951
FIDELITY MANAGEMENT & RESEARCH CORP	FID BLUE CHIP GROWTH*	1,584,345
FIDELITY MANAGEMENT & RESEARCH CORP	FID ASSET MANAGER*	672,800
FIDELITY MANAGEMENT & RESEARCH CORP	FID DISCIPLINED EQTY*	529,071
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY LOW PR STK*	10,344,038
FIDELITY MANAGEMENT & RESEARCH CORP	FID WORLDWIDE*	117,472
FIDELITY MANAGEMENT & RESEARCH CORP	FID EQUITY INCOME II*	1,456,993
FIDELITY MANAGEMENT & RESEARCH CORP	FID STOCK SELECTOR*	445,532
FIDELITY MANAGEMENT & RESEARCH CORP	FID ASSET MGR GRTH*	185,648
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY EMERG MRKTS*	6,120,421
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY AGGR GROWTH*	325,831
FIDELITY MANAGEMENT & RESEARCH CORP	FID DIVERSIFIED INTL*	9,275,522
FIDELITY MANAGEMENT & RESEARCH CORP	FID ASSET MGR INCOME*	247,287
FIDELITY MANAGEMENT & RESEARCH CORP	FID DIVIDEND GROWTH*	1,062,808
FIDELITY MANAGEMENT & RESEARCH CORP	FID NEW MARKETS INC*	4,071,694
FIDELITY MANAGEMENT & RESEARCH CORP	FID EXP & MULTINATL*	2,131,591
FIDELITY MANAGEMENT & RESEARCH CORP	FID FOCUSED STOCK*	72,817
FIDELITY MANAGEMENT & RESEARCH CORP	FID GLOBAL BALANCED*	981,374
FIDELITY MANAGEMENT & RESEARCH CORP	FID AGGRESSIVE INTL*	410,766
FIDELITY MANAGEMENT & RESEARCH CORP	FID SM CAP INDEPEND*	1,109,181
FIDELITY MANAGEMENT & RESEARCH CORP	FID MID CAP STOCK*	3,508,924
FIDELITY MANAGEMENT & RESEARCH CORP	FID LARGE CAP STOCK*	166,801
FIDELITY MANAGEMENT & RESEARCH CORP	FID DISCOVERY*	320,870
FIDELITY MANAGEMENT & RESEARCH CORP	FID SMALL CAP STOCK*	1,215,336
FIDELITY MANAGEMENT & RESEARCH CORP	FID EUROPE CAP APP*	1,017,145
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY NORDIC*	1,548,217
FIDELITY MANAGEMENT & RESEARCH CORP	FID ASSET MGR AGGR*	100,693
FIDELITY MANAGEMENT & RESEARCH CORP	FID LATIN AMERICA*	11,749,276
FIDELITY MANAGEMENT & RESEARCH CORP	FID JAPAN*	520,935
FIDELITY MANAGEMENT & RESEARCH CORP	FID SOUTHEAST ASIA*	2,231,032

	Description of Investment,
	Including Maturity Date, Rate of
Identity of Issuer, Borrower, Lessor or Similar Party	Interest, Par or Maturity Value	Current Value
FIDELITY MANAGEMENT & RESEARCH CORP	FID CHINA REGION*	2,877,948
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL IT SERVICES*	599
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL MED EQ & SYS*	712,249
FIDELITY MANAGEMENT & RESEARCH CORP	FID FOUR IN ONE IDX*	468,968
FIDELITY MANAGEMENT & RESEARCH CORP	FID JAPAN SMALLER CO*	833,792
FIDELITY MANAGEMENT & RESEARCH CORP	FID GROWTH & INC II*	38,638
FIDELITY MANAGEMENT & RESEARCH CORP	FID STRATEGIC INCOME*	1,313,585
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM INCOME*	4,933,321
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2000*	7,473,384
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2010*	62,662,503
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2020*	95,151,212
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2030*	46,578,304
FIDELITY MANAGEMENT & RESEARCH CORP	FID SM CAP RTMT*	474,300
FIDELITY MANAGEMENT & RESEARCH CORP	SPTN TOTAL MKT INDEX	1,011,615
FIDELITY MANAGEMENT & RESEARCH CORP	SPTN EXTND MKT INDEX	482,426
FIDELITY MANAGEMENT & RESEARCH CORP	SPARTAN INTL INDEX	2,603,618
FIDELITY MANAGEMENT & RESEARCH CORP	FID SHORT TERM BOND*	1,128,710
FIDELITY MANAGEMENT & RESEARCH CORP	FID INTM GOVT INCOME*	65,298
FIDELITY MANAGEMENT & RESEARCH CORP	FID HIGH INCOME*	864,904
FIDELITY MANAGEMENT & RESEARCH CORP	FID FIFTY*	1,112,962
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL AUTOMOTIVE*	89,968
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL MULTIMEDIA*	117,009
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL MEDICAL DEL*	1,723,894
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL PAPER&FOREST*	22,506
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL BANKING*	129,666
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL INDUST MATER*	821,991
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL INDUST EQUIP*	93,289
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL CONSTR/HOUSE*	547,006
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL TRANSPORT*	520,961
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL NATURAL GAS*	3,887,386
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL NATURAL RES*	1,748,132
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL INDUSTRIALS*	228,789
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL ENVIRONMENT*	118,919
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL CONSUMER IND*	9,950
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL DEVELOP COMM*	66,877
FIDELITY MANAGEMENT & RESEARCH CORP	SPARTAN US EQ INDEX	1,377,695
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY US BD INDEX*	1,344,712
FIDELITY MANAGEMENT & RESEARCH CORP	FID INST SH INT GOVT*	49,055
FIDELITY MANAGEMENT & RESEARCH CORP	FID LARGE CAP VALUE*	1,168,423
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2040*	16,821,788
FIDELITY MANAGEMENT & RESEARCH CORP	FID MID CAP VALUE*	1,356,999
FIDELITY MANAGEMENT & RESEARCH CORP	FID LARGE CAP GROWTH*	540,962
FIDELITY MANAGEMENT & RESEARCH CORP	FID MID CAP GROWTH*	1,085,369
FIDELITY MANAGEMENT & RESEARCH CORP	FID INFLAT PROT BOND*	550,133
FIDELITY MANAGEMENT & RESEARCH CORP	FID ULTRASHORT BOND*	159,200
FIDELITY MANAGEMENT & RESEARCH CORP	FID FLOAT RT HI INC*	518,788
FIDELITY MANAGEMENT & RESEARCH CORP	FID INTL SMALL CAP*	3,534,293

	Description of Investment,
	Including Maturity Date, Rate of
Identity of Issuer, Borrower, Lessor or Similar Party	Interest, Par or Maturity Value	Current Value
FIDELITY MANAGEMENT & RESEARCH CORP	FID TOTAL BOND*	321,010
FIDELITY MANAGEMENT & RESEARCH CORP	FID VALUE DISCOVERY*	2,021,379
FIDELITY MANAGEMENT & RESEARCH CORP	FID REAL ESTATE INC*	152,884
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL NET & INFSTR*	339,003
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL WIRELESS*	1,233,596
FIDELITY MANAGEMENT & RESEARCH CORP	FID BLUE CHIP VALUE*	891,594
FIDELITY MANAGEMENT & RESEARCH CORP	FID NASDAQ COMP INDX*	140,386
FIDELITY MANAGEMENT & RESEARCH CORP	FID STRAT DIV & INC*	369,351
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2050*	543,107
FIDELITY MANAGEMENT & RESEARCH CORP	BROKERAGELINK	13,758,308
JP MORGAN CHASE & CO	2A STABLE VALUE FUND	230,043,091
JANUS INTERNATIONAL HOLDING LLC	JANUS WORLDWIDE	3,436,399
JANUS INTERNATIONAL HOLDING LLC	JANUS OVERSEAS	19,230,440
JP MORGAN CHASE & CO	2F MID CAP FUND	46,152,683
JP MORGAN CHASE & CO	2B BOND FUND	45,048,678
T. ROWE PRICE GROUP, INC	2E LARGE CAP GROWTH	69,696,110
CAPITAL GUARDIAN INTERNATIONAL	2H INTL EQUITY FUND	55,334,548
THE BANK OF NEW YORK COMPANY, INC	2C S&P INDEX FUND	168,528,027
ALLIANCE CAPITAL MANAGEMENT L.P.	2D LARGE CAP VALUE	26,611,199
THE BOSTON COMPANY ASSET MANAGEMENT	2G SMALL CAP FUND	49,832,910
GOODRICH CORPORATION	2I COMPANY STOCK*	220,279,251
GOODRICH CORPORATION	SHORT TERM INVESTMENT*	4,073,164

		1,461,684,144
LOANS TO PARTICIPANTS*	Interest rates range from 6.0% to 8.25% with various maturity dates	43,573,770

TOTAL		$1,505,257,914

*Indicates party-in-interest to the Plan.
Note: Cost information has not been included above because all investments are participant directed.

EXHIBIT INDEX
23       Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP